UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

In connection with the 2026 Extraordinary General Meeting of Shareholders of ZJK Industrial Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting, dated February 11 2026, to be mailed to shareholders of the Company in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company
99.2	Proxy Card to be mailed to shareholders of the Company for use in connection with the 2026 Extraordinary General Meeting of Shareholders of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2026
ZJK Industrial Co., Ltd.
	By:	/s/ Ning Ding
	Name:	Ning Ding
	Title:	Chief Executive Officer, Chairman of the Board and Director

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